UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UBIQUITY, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90349K205

(CUSIP Number)

Christopher Carmichael

c/o Ubiquity, Inc.

9801 Research Drive

Irvine, CA 92618

949-489-7600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 90349K205

1	NAMES OF REPORTING PERSONS. Christopher Carmichael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,517,461 shares of Common Stock
	8	SHARED VOTING POWER 15,142,858 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 13,517,461 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,142,858 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,660,319 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% of Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP Number: 90349K205

1	NAMES OF REPORTING PERSONS. Epic Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,720,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,720,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,720,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% of Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP Number: 90349K205

1	NAMES OF REPORTING PERSONS. Silent Light LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,371,429 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,371,429 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,371,429 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% of Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP Number: 90349K205

1	NAMES OF REPORTING PERSONS. Connie Jordan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,051,429 shares of Common Stock
	8	SHARED VOTING POWER 25,608,890 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,051,429 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 25,608,890 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,660,319 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% of Common Stock
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Ubiquity, Inc., a Nevada corporation (the “Issuer”), which has its principal office at 9801 Research Drive, Irvine, CA 92618.

Item 2.	Identity and Background

(a)  Name: This statement is being jointly filed on behalf of the following persons (collectively, the “Reporting Persons”): (i) Christopher Carmichael, an individual (“Carmichael”), (ii) Epic Irrevocable Trust (“Epic”), (iii) Silent Light LLC, a Nevada limited liability company (“Silent Light”), and (iv) Connie Jordan, an individual (“Jordan”). Jordan is the sole trustee of Epic. Silent Light is owned 44.15% by Carmichael and 44.15% by Jordan. The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. The filing of this Statement, however, shall not be construed as an admission by any of the Reporting Persons that a “group” exists or that any of the Reporting Persons is a beneficial owner of any securities other than those directly held by such Reporting Person.

(b) Residence or Business Address: The address of Carmichael is c/o Ubiquity, Inc., 9801 Research Drive, Irvine, CA 92618. The address of Epic is c/o c/o Ubiquity, Inc., 9801 Research Drive, Irvine, CA 92618. The address of Silent Light is c/o c/o Ubiquity, Inc., 9801 Research Drive, Irvine, CA 92618. The address of Jordan is c/o c/o Ubiquity, Inc., 9801 Research Drive, Irvine, CA 92618.

(c) Present Principal Occupation and Address:  The present principal occupation of Carmichael is President and Chief Executive Officer of the Issuer and its address is 9801 Research Drive, Irvine, CA 92618. The present principal occupation of Jordan is Senior Executive Vice President of Intellectual Property and Transmedia of the Issuer.

(d)  During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the past five years none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Citizenship: Carmichael and Jordan are each United States citizens. Epic is a trust organized in California. Silent Light is a Nevada limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Carmichael acquired 1,371,429 shares of Common Stock pursuant to that certain Employment Agreement dated June 4, 2013 with the Company (the “Carmichael Employment Agreement”), as set forth in Issuer’s Current Report on Form 8-K filed with the SEC on September 27, 2013 and incorporated herein by reference. Carmichael acquired 685,714 shares of Common Stock as consideration for serving on the Board of Directors of the Issuer. Carmichael acquired 5,828,571 shares of Common Stock in consideration for personally guaranteeing certain debt of the Issuer.

Jordan acquired 914,286 shares of Common Stock pursuant to that certain Employment Agreement dated December 9, 2008, as amended as of March 15, 2012 with the Company (the “Jordan Employment Agreement”), as set forth in Issuer’s Current Report on Form 8-K filed with the SEC on September 27, 2013 and incorporated herein by reference. Jordan acquired 685,714 shares of Common Stock as consideration for serving on the Board of Directors of the Issuer. Jordan acquired 1,085,714 shares of Common Stock in consideration for personally guaranteeing certain debt of the Issuer.

The Reporting Persons acquired the remainder of the shares of Common Stock as founder’s shares.

Item 4.	Purpose of Transaction

Other than as contemplated by the Carmichael Employment Agreement and the Jordan Employment Agreement, each Reporting Person acquired beneficial ownership of the securities of the Issuer for investment purposes only and with no view to their resale or other distribution of any kind and with no current plans or proposals with respect to the Issuer or any securities of the Issuer which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this report, Carmichael directly beneficially owns 13,517,461 shares of Common Stock and indirectly owns (i) through Silent Light 5,371,429 shares of Common Stock, (ii) as the sole beneficiary of Epic 6,720,000 shares of Common Stock, and (iii) through Jordan, his spouse, 3,051,429 shares of Common Stock, which number of shares represents approximately 27.8% of the outstanding Common Stock based on 103,076,911 shares of outstanding Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2014.

As of the date of this report, Jordan directly beneficially owns 3,051,429 shares of Common Stock and indirectly owns (i) through Silent Light 5,371,429 shares of Common Stock, (ii) as the sole trustee of Epic 6,720,000 shares of Common Stock, and (iii) through Carmichael, her spouse, 13,517,461 shares of Common Stock, which number of shares represents approximately 27.8% of the outstanding Common Stock based on 103,076,911 shares of outstanding Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2014.

(b) Carmichael has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 13,517,461 shares of Common Stock, and has the shared power, through Silent Light, to vote or direct the vote, and to dispose or direct the disposition, of 5,371,429 shares of Common Stock. Jordan has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 3,051,429 shares of Common Stock, and has the shared power (i) through Silent Light, to vote or direct the vote, and to dispose or direct the disposition, of 5,371,429 shares of Common Stock, and (ii) through Epic, to vote or direct the vote, and to dispose or direct the disposition of 6,720,000 shares of Common Stock.

(c) Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has effected any transaction in the shares of Common Stock in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

None. __________

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2014

/s/ Christopher Carmichael
Christopher Carmichael

/s/ Connie Jordan-Carmichael
Connie Jordan-Carmichael

Silent Light LLC

	By:	/s/ Connie Jordan-Carmichael
Name: Connie Jordan-Carmichael
Title: Partner

Epic Irrevocable Trust

	By:	/s/ Connie Jordan-Carmichael
Name: Connie Jordan-Carmichael
Title: Trustee